BY COURIER


02 FEB -5 AM 8:34


Kamps AG

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA


02002911

January 30, 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure


Kamps AG

Kamps results for 2001 in range of market expectations

Bank loans reduced by 54 mln Euro

Düsseldorf, January 30, 2002. Kamps AG, the leading bakery business in Europe, announces its preliminary results for 2001. Net revenues for the group in the fiscal year ended December 31, 2001 were 1.7 bln Euro (2000: 1.5 bln Euro). EBITA was 107 mln Euro (2000: 103.4 mln Euro), including 20.6 mln Euro of goodwill amortization. Goodwill amortization did not affect results in the previous year. Based on its strong cash flow, Kamps' capital expenditures remained on a high level at 100 mln Euro and the company reduced bank debt by 54 mln Euro at the same time to a new total of 168 mln Euro.

With Harry's, the the French market leader in prepackaged bakery goods, contributing to results for the full fiscal year, international revenues increased to about 30% of the total (2000: 21.9%). Excluding the acquisitions from 2000, the group's net revenues increased by approx. 5%. Kamps achieved improved operating margins in substantial areas of the business.

For the current year, Kamps foresees organic revenue growth of 5% and a substantial increase in EBITA as initiatives started in 2001 contribute to results.

The company plans to announce final results for 2001 at the annual press conference and an analyst meeting on March 7, 2002. The annual general meeting will be held on April 23, 2002, in Düsseldorf.

Kamps is also announcing an offering of Euro 300 million of senior notes due 2009. The offering will be managed by J.P. Morgan and BNP Paribas. Kamps expects to complete the offering by mid February.

Contact:
Kamps AG Investor Relations
Thomas Sterz + 49 211 53 06 34 230

Kamps AG Head of corporate communications
Volker Berg + 49 211 53 06 34 66

Fax +49 211 53 06 34 67
Website: www.kamps.de
e-mail: info@kamps.de